UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G (Rule 13d-102)
Information to be included in Statements filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2 Under the Securities Exchange Act of 1934
(Amendment No. __)*
Federated Premier Municipal Income Fund
(Name of Issuer)
Auction Rate Preferred Securities
(Title of Class of Securities)

31423P207
(CUSIP Number)
April 18, 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 31423P207

1.	Names of Reporting Persons RiverNorth Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group
(a)	Not applicable
(b)	Not applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	198 shares
	6. Shared Voting Power	Not applicable
	7. Sole Dispositive Power	198 shares
	8. Shared Dispositive Power	Not applicable
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	198 shares
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares	Not applicable
11.	Percent of Class Represented by Amount in Row (9)	13.53%
12.	Type of Reporting Person IA

Page 2 of 5 pages

CUSIP No. 31423P207

Item 1(a).	Name of Issuer:
Federated Premier Municipal Income Fund
Item 1(b).	Address of Issuer’s Principal Executive Offices:
4000 Ericsson Drive, Warrendale, PA 15086
Item 2(a).	Name of Person Filing:
RiverNorth Capital Management, LLC
Item 2(b).	Address of Principal Business Office or, if none, Residence:
325 N. LaSalle Street, Suiite 645, Chicago, IL 60654-7030
Item 2(c).	Citizenship:
Delaware Limited Liability Company
Item 2(d).	Title of Class of Securities:
Auction Rate Preferred Securities
Item 2(e).	CUSIP Number: 31423P207
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	x	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:___________________________________________________________

Page 3 of 5 pages

CUSIP No. 31423P207

Item 4.	Ownership.

(a)	Amount beneficially owned:
198 shares
(b)	Percent of class:
13.53%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: 198 shares
(ii) Shared power to vote or direct the vote: Not applicable
(iii) Sole power to dispose or to direct the disposition of: 198 shares
(iv) Shared power to dispose or to direct the disposition of: Not applicable

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Each of RiverNorth Capital Partners, LP and RiverNorth Institutional Partners, LP has the right to receive the proceeds from the sale of the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2011

/s/Jonathan M. Mohrhardt
Signature

Jonathan M. Mohrhardt, Chief Compliance Officer
Name and Title

Page 5 of 5 pages